  Exhibit 99.22
Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of First Mining Gold Corp. of our report dated March 28, 2019, relating to the consolidated financial statements which appear in Exhibit 99.2, incorporated by reference in this Annual Report.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Professional Accountants

Vancouver, Canada
April 1, 2019